Prospectus Supplement No. 3 (to prospectus dated July 26, 2021)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-257924

Perella Weinberg Partners

70,364,353 Shares of Class A Common Stock

203,333 Warrants to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 26, 2021 (the “Prospectus”), related to: (1) the issuance by us of up to 7,870,000 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”) that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share of Class A common stock, including the public warrants and the private placement warrants (each as defined below); and (2) the offer and sale, from time to time, by the selling holders identified in this prospectus (the “Selling Holders”), or their permitted transferees, of (i) up to 70,364,353 shares of Class A common stock and (ii) up to 203,333 warrants (as defined below), with certain information contained in our Registration Statement on Form S-1 (File No. 333-261785) filed with the Securities and Exchange Commission (“SEC”) on December 21, 2021 (the “Registration Statement”). Accordingly, we have attached the relevant information from the Registration Statement to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock and warrants are traded on the Nasdaq Global Select Market under the symbols “PWP” and “PWPPW,” respectively. On December 17, 2021, the closing price of our Class A common stock was $12.42 per share and the closing price of our warrants was $3.35 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 42 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 21, 2021.

Under the section entitled “Prospectus Summary,” the fourth paragraph on page 17 of the Prospectus is replaced with the following excerpt from the Registration Statement:

Firm Investments Including Special Purpose Acquisition Companies: We have a relationship with the sponsor of PWP Forward Acquisition Corp. I (“PFAC”), a special purpose acquisition company (“SPAC”) that was formed to effect a business combination with a company that is founded by, led by or enriches the lives of women. We may in the future have relationships with or invest in subsequent SPACs and similar entities. SPACs provide us with opportunities to use our expertise to assist private companies in accessing growth capital and becoming publicly traded companies. In addition, we may in the future invest in companies, including our clients, or enter into new business lines, including alongside our clients, employees, officers and directors. We believe working with growth companies enhances our network and facilitates dialogues with other participants in those industries, and subsequently may lead to business opportunities.

Under the section entitled “Risk Factors,” the risk factor entitled “We may enter into new lines of business which may result in additional risks and uncertainties in our business” on pages 56-57 of the Prospectus is replaced with the following risk factor from the Registration Statement:

We may enter into new lines of business which may result in additional risks and uncertainties in our business.

We currently generate substantially all of our revenue from advisory engagements. However, we may grow our business by entering into new lines of business. Moreover, we currently derive a small portion of revenue through equity research, underwriting and trading services conducted through TPH. To the extent we enter into new lines of business or increase our focus on existing lines of business other than our advisory engagements, we will face numerous risks and uncertainties, including risks associated with actual or perceived conflicts of interest because we would no longer be limited to the advisory business, the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources, diversion of management’s time and attention and the loss of clients due to the perception that we are no longer focusing on our business.

For instance, if we increasingly act as an underwriter in public offerings and other distributions of securities in order to support our advisory business, we may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we purchased as an underwriter at the anticipated price levels. In addition, if we act as an underwriter, we may also be subject to liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings we underwrite. In such cases, any indemnification provisions in the applicable underwriting agreement may not be available to us or may not be sufficient to protect us against losses arising from such liability. For a discussion of the conflicts of interest risks that may be associated with an increased focus on our equity research business, see “Risks Related to Our Business—Our failure to deal appropriately with actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business” above.

In addition, PFAC is a special purpose acquisition company that is related to us, and is sponsored by us, our partners, employees and other investors who have a relationship with us. If PFAC, or any other SPAC that is related to us or is sponsored by us, our partners, employees and other investors, engages in poor business practices or experiences adverse results, we could suffer reputational harm that could adversely affect our revenue and our business prospects. Furthermore, PWP’s relationship to SPACs could lead to actual or perceived conflicts of interest with existing or potential clients of our advisory business, which could affect our ability to obtain certain client engagements and have an adverse effect on our business, financial condition and results of operations.

We may in the future also invest in companies, including our clients, or enter into new business lines, including alongside our clients, employees, officers and directors. To the extent that we enter into new business lines or we make such investments, we may cover costs and expenses, including with respect to broken deals. In addition, there can be no assurances that such investments will be successful or that we will not lose the entire amount of our investment.

Further, entry into certain new lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, occupancy, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to our entering into new lines of business. If a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our business, financial condition and our results of operations could be materially adversely affected.

Under the section entitled “Business,” the second paragraph on page 114 of the Prospectus is replaced with the following excerpt from the Registration Statement:

Firm Investments Including Special Purpose Acquisition Companies: We have a relationship with the sponsor of PFAC, a SPAC that was formed to effect a business combination with a company that is founded by, led by or enriches the lives of women. We may in the future have relationships with or invest in subsequent SPACs and similar entities. SPACs provide us with opportunities to use our expertise to assist private companies in accessing growth capital and becoming publicly traded companies. In addition, we may in the future invest in companies, including our clients, or enter into new business lines, including alongside our clients, employees, officers and directors. We believe working with growth companies enhances our network and facilitates dialogues with other participants in those industries, and subsequently may lead to business opportunities.

The section entitled “Executive Compensation” on pages 144-153 of the Prospectus is replaced in its entirety by the following Executive Compensation section from the Registration Statement:

EXECUTIVE COMPENSATION

This section describes the executive compensation of our named executive officers (“NEOs”) for the periods presented below based on the reduced executive compensation disclosure requirements applicable to emerging growth companies.

Our NEOs for the fiscal year ended December 31, 2021 are:

•	Peter A. Weinberg, Chief Executive Officer;

•	Dietrich Becker, Co-President; and

•	Andrew Bednar, Co-President.

Summary Compensation Table for 2021

The following table summarizes the total compensation paid to or earned by each of our NEOs in the applicable year.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)(4)
Peter A. Weinberg,	2021	500,000	—	55,550,975	10,500	56,061,475
Chief Executive Officer	2020	500,000	4,500,000	513,728	8,550	5,522,278
Dietrich Becker,	2021	512,050	—	41,228,122	20,482	41,760,654
Co-President(5)	2020	493,696	5,506,304	256,864	19,747	6,276,611
Andrew Bednar,	2021	500,000	—	39,416,139	10,500	39,926,639
Co-President	2020	500,000	7,500,000	349,335	8,550	8,357,885

(1)	Amounts shown in this column reflect the annual base salary earned by each of our NEOs during the applicable calendar year.

(2)

Amounts shown in this column represent the bonuses paid to each of our NEOs in respect of performance during the applicable calendar year. For 2021, the cash portion of the bonuses payable to each of our NEOs cannot be finally determined as of the date of this prospectus. Our Compensation Committee is expected to determine the total amounts payable to our NEOs with respect to the cash portion of the bonuses on or before February 28, 2022, and we will file a Current Report on Form 8-K with this information when those amounts are determined. Our annual incentive bonuses are described in greater detail in the section entitled “—2021 Executive Compensation Elements—Annual Incentive Bonuses” below. The equity-based portion of our annual incentive bonuses for 2021 performance are expected to be granted on or before February 28, 2022, and in accordance with SEC rules, the grant date fair value of such awards will not be shown in the Summary Compensation Table for 2021 but will instead be included in the “Stock Awards” column of the Summary Compensation Table for 2022.

(3)

Amounts shown in this column represent the grant date fair value (or, to the extent of any modification, the incremental fair value), calculated in accordance with FASB ASC Topic 718, of the equity-based awards granted to our NEOs during the applicable calendar year. For 2021, the amounts shown in this column represent the sum of (i) the grant date fair value, calculated in accordance with FASB ASC Topic 718, of the performance-based restricted stock units (the “Management Awards”) granted to each of our NEOs in August 2021 in connection with the Business Combination and (ii) the incremental fair value, calculated in accordance with FASB ASC Topic 718, conveyed to our NEOs in connection with the cancellation of their legacy equity-based awards in Professional Partners and the replacement of such awards with a combination of original capital units (“OCUs”), VCUs and ACUs in connection with the reorganization of Professional Partners prior to the Business Combination (which will have no economic impact on PWP or PWP OpCo). For a summary of the assumptions used in the valuation of these equity-based awards and modifications, please see the Note “Equity-Based Compensation” to our condensed consolidated financial statements included in this prospectus. The Management Awards granted to our NEOs are described in greater detail in the section entitled “—2021 Executive Compensation Elements—Management Awards” below. The cancellation of our NEO’s legacy equity-based awards in Professional Partners and the replacement of such awards with a combination of OCUs, VCUs and ACUs is described in greater detail below in the section entitled “—2021 Executive Compensation Elements —Reorganization of Professional Partners” below.

(4)

Amounts shown in this column represent (i) for Messrs. Weinberg and Bednar, the employer safe harbor non-elective contributions made to them in respect of their participation in PWP’s 401(k) plan in the applicable calendar year and (ii) for Mr. Becker, the employer contributions made in respect of his participation in PWP’s defined contribution pension scheme in the U.K. in the applicable calendar year, each of which are described in more detail in the section entitled “—2021 Executive Compensation Elements—Retirement Arrangements” below.

(5)

Amounts shown in this table for Mr. Becker, other than in the “Stock Awards” column, have been converted from pounds sterling to U.S. dollars using the exchange rates of approximately $1.28 and $1.33 for 2020 and 2021, respectively.

2021 Executive Compensation Elements

Each of our NEOs was provided with the following material elements of compensation in 2021:

Base Salary

We provide an annual base salary of $500,000 to each of our NEOs. Consistent with the practice in our industry, base salaries for our NEOs generally comprise a small portion of their total annual compensation. We did not increase the annual base salaries of our NEOs in connection with the Business Combination.

Annual Incentive Bonuses

Annual incentive bonuses are the key component of our short-term executive compensation strategy. We did not set specific performance targets upon which annual incentive bonuses would become payable for 2021. Instead, the annual incentive bonuses payable to our NEOs in respect of 2021 are discretionary in amount and are based on a performance evaluation conducted by our Compensation Committee in consultation with our Chief Executive Officer, which involved an analysis of both overall Company performance and the performance of the individual NEOs and their contributions to PWP. Our Compensation Committee believes that this evaluation process allowed us to link pay with performance in the closest way possible and provided us with the flexibility necessary to take all relevant factors into account in determining the amount of the annual incentive bonuses. Our Compensation Committee believes that this approach provides a better incentive compensation structure than a formulaic bonus structure based solely on the achievement of specific pre-established performance targets, which may not capture all appropriate factors that materially impacted our performance. We did not provide guaranteed cash bonuses to any of our NEOs in respect of 2021. For 2021, annual incentive bonuses are expected to be paid partly in cash and partly in restricted stock units granted under the Incentive Plan.

The total cash portion of Messrs. Weinberg’s, Bednar’s and Becker’s anticipated annual incentive bonuses for 2021, and the equity-based portion of their annual incentive bonuses for 2021 performance, cannot be finally determined as of the date of this prospectus and will be paid to Messrs. Weinberg, Bednar and Becker when the final amounts of such annual incentive bonuses are determined by our Compensation Committee, which is expected to occur on or before February 28, 2022

Retirement Arrangements

PWP maintains a 401(k) retirement savings plan for U.S. employees (including Messrs. Weinberg and Bednar) and provides an employer safe harbor non-elective contribution and an employer discretionary contribution to eligible participants. Limited Partners (including Messrs. Weinberg and Bednar) are eligible for the employer safe harbor non-elective contribution but are not eligible for the employer discretionary contribution. PWP also maintains a defined contribution pension scheme for U.K. employees (including Mr. Becker) and provides a standard employer contribution to eligible participants. PWP does not maintain any defined benefit pension plans or supplemental executive retirement plans.

Employee Benefits

Eligible employees, including PWP’s NEOs, participate in broad-based and comprehensive employee benefit programs, including medical, dental, vision, life and disability insurance. PWP’s NEOs participate in these programs on the same basis as eligible employees generally.

Executive Employment Agreements

We entered into employment agreements with each of Messrs. Weinberg, Becker and Bednar, pursuant to which they each continue to serve as our executive officers in their current positions following the Closing of the Business Combination. The employment agreements were approved by our compensation committee.

The employment agreements provide that each NEO will receive an annual base salary of $500,000 subject to annual review by our compensation committee, will continue to be eligible to receive a discretionary annual performance bonus, and will be eligible to receive discretionary annual equity awards pursuant to the Incentive Plan. The employment agreements also provide for one-time grants of equity awards pursuant to the Incentive Plan in the form of management awards, as described in “—Management Awards” below (the “Management Awards”). Either party is permitted to terminate the employment agreement at any time by providing 90 days’ advance written notice, provided that a NEO’s employment may be terminated immediately in the event of a termination for cause.

Each employment agreement incorporates by reference the restrictive covenants applicable to the NEO, including the restrictive covenants set forth in the amended and restated limited partnership agreement of Professional Partners, as described in “—Reorganization of Professional Partners” below.

Transaction Pool Awards

In connection with the Closing, a transaction pool of RSUs (the “Transaction Pool”) was created under the Incentive Plan and allocated to Working Partners, non-partner employees and certain other eligible recipients. The Transaction Pool is comprised of 10.2 million shares of our Class A common stock (the “Transaction Pool Share Reserve”). Pursuant to the approval of our Compensation Committee, we made one-time grants of RSUs out of the Transaction Pool Share Reserve equal to nearly the amount of the Transaction Pool in August 2021. Approximately 7.0 million shares were granted subject solely to a time-based vesting schedule, and approximately 3.2 million shares were granted subject to a time-based and performance-based vesting schedule. Our NEOs did not receive grants of RSUs under the Transaction Pool.

Management Awards

Shortly before the parties entered into the Business Combination Agreement, the parties discussed, among other things, the structure for proposed management equity awards for certain PWP employees, but ultimately decided that, given the tight timeline to the projected signing date of the Business Combination Agreement, any such awards would be negotiated post-signing.

Commencing in early 2021, representatives of FTIV and the Sponsor, including Daniel G. Cohen, resumed preliminary discussions with representatives of PWP about how to incentivize each of our NEOs to lead Perella Weinberg Partners through the next phase of its development as a publicly-traded company. Mr. Weinberg was not involved in these preliminary discussions with FTIV and the Sponsor. Based on these discussions, FTIV and the Sponsor made a preliminary proposal for a performance-based restricted stock unit award (the “Management Award”) that would vest based on the achievement of performance-based vesting conditions that would be satisfied in several installments upon the achievement of certain closing stock price hurdles within a specified period of time following the grant date.

Beginning in February 2021, the individuals who currently serve as our “independent directors” and as the members of our Compensation Committee (Jane C. Sherburne, Daniel G. Cohen, Jorma Ollila and Ivan G. Seidenberg), engaged Exequity LLP, an independent third-party compensation consultant (“Exequity”), and engaged in more than two months of work and held multiple working group and committee meetings to develop the expected terms of the Management Awards described in greater detail below. With assistance from Exequity, including alternatives prepared by Exequity based on market practice and peer group company analyses, Ms. Sherburne and the other members of our Compensation Committee engaged in extensive discussions covering the various considerations involved in granting the Management Awards, including: demonstrating a commitment to pay for performance through the use of at-risk performance-based incentives; the most effective way to structure an award that would align the interests of our NEO’s with other shareholders; and peer group company incentive structures, including peer group company examples of price-vesting stock awards.

Upon being presented with the outline of a proposal for the Management Awards being considered by the compensation committee, Mr. Weinberg recommended, among other things, extending the scope of the program to include a small number of other partners who are identified as key to our continued growth. The Compensation Committee incorporated this recommendation into the terms of the Management Awards described in greater detail below. In addition, in light of the Management Awards being contemplated by the Compensation Committee, each of Messrs. Weinberg, Becker and Bednar reallocated the transaction pool awards they would have otherwise been granted pursuant to the Transaction Pool, as described in greater detail below.

As determined by the Compensation Committee, the primary objective of the one-time Management Awards that were granted in connection with the Closing of the Business Combination is to incentivize our NEOs and a small number of other partners recommended by Mr. Weinberg and determined in consultation with the compensation committee to continue the development of PWP and provide strong incentives to grow shareholder value. Specifically, the Management Awards are intended to:

•	combine meaningful equity-based ownership levels and realizable pay opportunities, while keeping the program simple to understand, communicate and administer;

•	display PWP’s commitment to performance through a long-term incentive program that is entirely at-risk if aggressive performance objectives are not met; and

•	incorporate substantive service-based vesting requirements to ensure long-term retention.

As a result of the foregoing considerations, in connection with the Closing and in respect of their ongoing participation in the leadership and management of PWP following the Closing, Messrs. Weinberg, Becker and Bednar, as well as a small number of other partners as recommended by Mr. Weinberg in consultation with the Compensation Committee, received one-time grants of 9.5 million Management Awards in August 2021. The Management Awards are subject to the achievement of two types of vesting conditions, both of which must be satisfied for the awards to vest: (i) time-based vesting conditions that will be satisfied in two installments on the third and fifth anniversaries of the grant date, subject to continued employment (for Messrs. Bednar and Becker, including continued service as co-presidents of PWP, or any equivalent or more senior executive officer roles with PWP, as mutually agreed by the parties) on each vesting date, provided that 50% of the amount earned based on achievement of the performance-based vesting conditions prior to the first vesting date will remain outstanding and will vest on the second vesting date, subject to continued employment through such date and (ii) performance-based vesting conditions that will be satisfied upon the achievement of closing stock equal to $15, $20, $25 and $30 for 20 out of any 30 consecutive trading days prior to the fifth anniversary of the grant date, as measured on the last calendar day of each month, subject to linear interpolation between the applicable price points. Subject to such linear interpolation, the performance-based vesting conditions will be deemed to be satisfied with respect to 30% of the award at the $15 closing stock price, 65% of the award at the $20 closing stock price, 82.5% of the award at the $25 closing stock price, and 100% of the award at the $30 closing stock price. Once any closing stock price is achieved, such closing stock price will be deemed to be irrevocably satisfied even if the price per share declines thereafter.

In connection with our internal reorganization, Messrs. Weinberg, Becker and Bednar were originally expected to receive an aggregate of 1,050,000 performance-based RSUs granted pursuant to the Transaction Pool with an aggregate value of $10.5 million, as described in “—Transaction Pool Awards” above. In connection with the finalization and implementation of the Management Awards, and as recommended by Mr. Weinberg, these transaction pool awards that would otherwise have been granted to Messrs. Weinberg, Becker and Bednar were returned to the Transaction Pool and were reallocated to other partners as recommended by Mr. Weinberg and determined in consultation with the compensation committee.

Reorganization of Professional Partners

In connection with the Business Combination and related internal reorganization steps that were consummated concurrently with the Closing of the Business Combination, Professional Partners implemented a crystallized ownership structure that, among other things, includes a class of partnership units which tracks PWP’s advisory business and allocates increases in value and income/distributions with respect to the advisory business on a pro-rata basis to all holders of such partnership units in accordance with their ownership interests.

Pursuant to the internal reorganization, each Limited Partner’s capital interests in Professional Partners, to the extent attributable to our advisory business (including such capital interests held by PWP’s NEOs) were converted into (a) OCUs equivalent to approximately 50% of Professional Partners’ share of PWP OpCo, which are owned by all Limited Partners holding capital as of December 31, 2019, pro rata in accordance with their capital interests as of December 31, 2019, as adjusted for accretion and/or dilution through the Closing, and/or (b) VCUs, which are owned by Working Partners (subject to an approximately three to five-year vesting period) to the extent of capital interests accrued through the Closing that exceed the value of the OCUs, but subject to a cap intended to give effect to each Working Partner’s intended ending target ownership ratio. In addition, Professional Partners issued ACUs to Working Partners, including certain of PWP’s executive officers, in a manner intended to give effect to each Working Partner’s intended ending target ownership ratio. ACUs are also subject to a three to five-year vesting period. Upon vesting, VCUs and ACUs will automatically convert into OCUs. Together, the VCUs and ACUs represent approximately 50% of Professional Partners’ share of the value of PWP OpCo. The vesting of VCUs and ACUs at Professional Partners will be recorded as equity-based compensation expense at PWP OpCo for accounting purposes, though they will have no economic impact on investors in PWP or PWP OpCo.

Each class of partnership units of Professional Partners are, depending on the holder, subject to forfeiture provisions as a result of certain terminations or breaches of restrictive covenants. Specifically, upon a termination due to death or disability, all unvested VCUs and ACUs will immediately vest. Upon a termination without cause or for good reason, a pro-rata portion of each unvested tranche will immediately vest, subject to a 50% floor. Upon a termination without cause or for good reason within 24 months following a change in control, all unvested time-based VCUs and ACUs will immediately vest. If any OCUs, VCUs or ACUs are forfeited, such forfeited OCUs, VCUs or ACUs, as applicable, would accrete to all Limited Partners. Subject to applicable law and the terms of the amended and restated limited partnership agreement of Professional Partners, PWP LLC will cause distributions that Professional Partners receives from PWP OpCo to be distributed to the partners pro rata in accordance with such Limited Partners’ respective ownership of each class of Professional Partners units, including any VCUs and ACUs.

Subject to the redemption procedures and restrictions set forth in the amended and restated limited partnership agreement of Professional Partners, Professional Partners also provides for certain rights for partners holding OCUs, including OCUs received in respect of the vesting of VCUs and/or ACUs, to have such OCUs redeemed for PWP OpCo Class A common units, which can, subject to the exchange procedures and restrictions set forth in the PWP OpCo LPA (and any other procedures or restrictions imposed by Perella Weinberg Partners), be exchanged for (i) shares of Class A common stock on a one-for-one basis (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or (ii) cash from an offering of Class A common stock (based on the net proceeds received by the Company for such shares in such offering), with the form of consideration determined by the Company.

Subject to certain exceptions, Professional Partners units held by Working Partners are generally subject to a lock-up of approximately three to five years, which may be reinstated or extended for a period of 12 months following such Working Partner’s resignation without good reason. For Mr. Perella and certain other founding Working Partners who are retirement-eligible (as well as certain Limited Partners who are employed by PWP Capital), Professional Partners units are generally subject to a lock-up of approximately one to five years and are not be subject to reinstatement or extension of such lock-up following their resignation. No lock-up period for any Working Partner is expected to extend beyond the five year anniversary of the Closing. The lock-up generally restricts the sale, pledge, grant of any option, short sale or other disposition of any partnership units with respect to our advisory business, and the entrance into any hedging, swap or other agreement or transaction related to such partnership units. PWP LLC and the Company may waive the lock-up period for any partner with respect to all or a portion the applicable partnership units with no obligation to do so for any other partner, and the lock-ups may be waived for certain pre-determined circumstances, such as death, disability and certain tax liabilities, and certain contractual obligations to partners pursuant to offer letters that provide for certain unrestricted equity awards.

Certain unvested equity interests of Professional Partners held by Limited Partners vested on the transaction date. In order to provide liquidity to such Limited Partners to fund the related tax liability, PWP OpCo made loans to such Limited Partners in an aggregate value of approximately $3 million. None of such Limited Partners was an executive officer or director of the Company.

Partners are subject to certain restrictive covenants set forth in the amended and restated limited partnership agreement of Professional Partners, including perpetual confidentiality obligations, 180-day post-termination client and customer non-solicitation restrictions following a termination for cause or any resignation without good reason, post-termination investor non-solicitation restrictions following a termination for cause or any resignation without good reason for (x) 180 days with respect to any limited partner of Professional Partners, PWP Capital or PWP OpCo, and their respective subsidiaries and successors and assigns or (y) one year with respect to any limited partner, investor, prospective limited partner or investor of investment funds sponsored by a PWP Entity (as defined below), one-year post-termination employee non-solicitation restrictions following any termination, and perpetual non-disparagement obligations. In addition, in the event that a partner resigns without good reason and competes with the PWP Entities within a year following the resignation, or breaches any other applicable written covenant between any PWP entity and such partner, then any partnership units in Professional Partners held by such partner will be forfeited on the date of such breach.

Outstanding Equity Awards at Fiscal Year End for 2021

The following table summarizes the outstanding equity-based awards held by each of our NEOs as of December 31, 2021.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Peter A. Weinberg	5,280,324	(3)
Dietrich Becker	3,885,916	(4)
Andrew Bednar	3,749,471	(5)

(1)

Represents (i) Management Awards that are subject to the achievement of two types of vesting conditions, both of which must be satisfied for the awards to vest: (x) time-based vesting conditions that will be satisfied in two installments on the third and fifth anniversaries of the August 31, 2021 grant date, subject to continued employment (for Messrs. Bednar and Becker, including continued service as co-presidents of PWP, or any equivalent or more senior executive officer roles with PWP, as mutually agreed by the parties) on each vesting date, provided that 50% of the amount earned based on achievement of the performance-based vesting conditions prior to the first vesting date will remain outstanding and will vest on the second vesting date, subject to continued employment through such date and (y) performance-based vesting conditions that will be satisfied upon the achievement of closing stock equal to $15, $20, $25 and $30 for 20 out of any 30 consecutive trading days prior to the fifth anniversary of the grant date, as measured on the last calendar day of each month, subject to linear interpolation between the applicable price points and (ii) VCUs and ACUs that are generally subject to a service-based graded vesting schedule over a three to five-year period following the Closing of the Business Combination on June 24, 2021. The vesting of VCUs and ACUs will be recorded as equity-based compensation expense at PWP OpCo for accounting purposes, though they will have no economic impact on investors in PWP or PWP OpCo. The amounts shown do not include OCUs, which are fully vested.

(2)

The market value shown is based on the closing stock price per share of our Class A common stock on December 31, 2021 ($                ). The market value of the Management Awards is based on the number of shares of our Class A common stock that our NEOs would receive upon settlement of the Management Awards assuming attainment of the 100% of the performance-based vesting conditions during the performance period. The market value of the VCUs and ACUs is also shown is based on the closing price of our Class A common stock on December 31, 2021, as units in Professional Partners, once vested, are ultimately exchangeable into shares of our Class A common stock on a one-for-one basis, described in greater detail below in the section entitled “—2021 Executive Compensation Elements —Reorganization of Professional Partners” above.

(3)	Represents (i) 3,300,000 Management Awards and (ii) 1,980,324 VCUs and ACUs.

(4)	Represents (i) 2,350,000 Management Awards and (ii) 1,535,916 VCUs and ACUs.

(5)	Represents (i) 2,350,000 Management Awards and (ii) 1,399,471 VCUs and ACUs.

Potential Payments Upon Termination or Change in Control

Management Awards are subject to the achievement of time-based and performance-based vesting conditions, both of which must be satisfied for the awards to vest. Upon a termination of employment without cause or resignation for good reason, a pro-rata portion of the Management Awards will be deemed to have satisfied the time-based vesting conditions, subject to a 50% floor, and will remain outstanding subject to the achievement of the performance-based vesting conditions. Upon a termination of employment due to death or disability, the same treatment will apply except that the Management Awards will not be pro-rated. Upon a change in control, achievement of the performance-based vesting conditions will be measured as of the change in control date based on the greater of the change in control price, the highest closing stock price achieved for 20 out of any 30 consecutive trading days prior to the change in control date, and $15, at which point the awards will continue to vest subject to the satisfaction of the time-based vesting conditions. Upon a termination without cause or resignation for good reason within 24 months following a change in control, any remaining time-based vesting conditions will be deemed to be fully satisfied. For Messrs. Bednar and Becker, if the executive’s role as co-president is terminated by the Company without cause but the executive otherwise remains in continuous employment as a working partner, the Management Awards will remain outstanding subject to the achievement of the applicable time-based and performance-based vesting conditions based on the executive’s continued employment as a working partner. If the executive resigns as co-president but otherwise remains in continuous employment as a working partner, then only a pro-rata portion of the Management Awards will remain outstanding and eligible to vest subject to the achievement of the applicable time-based and performance-based vesting conditions based on the executive’s continued employment as a working partner.

Each class of partnership units of Professional Partners held by our NEOs are subject to forfeiture provisions as a result of certain terminations of service or breaches of restrictive covenants. VCUs and ACUs are subject to an approximately three to five-year vesting period following the Closing Date. Upon a termination due to death or disability, all unvested VCUs and ACUs will immediately vest. Upon a termination without cause or for good reason, a pro-rata portion of each unvested tranche will immediately vest, subject to a 50% floor. Upon a termination without cause or for good reason within 24 months following a change in control, all unvested time-based VCUs and ACUs will immediately vest. OCUs are fully vested.

Director Compensation

For 2021, our non-employee directors are entitled to the following compensation for their service on our board of directors: (i) an annual base retainer in the amount of $180,000, 50% of which is paid in the form of restricted stock units and 50% of which is paid in cash; (ii) a one-time grant of restricted stock units with a value of $50,000 upon initial appointment to the Board (including in connection with the Closing of the Business Combination) vesting in three equal installments on or about each anniversary of the grant date; (iii) an annual cash retainer of $20,000 for the chair of the audit committee; and (iv) an annual cash retainer of $20,000 for the chair of the compensation committee. Except for the one-time grant of restricted stock units upon initial appointment to our board of directors, all other restricted stock units will be granted on or about the date of our general annual stockholder meeting and will vest on the date of the next general annual stockholder meeting, provided that the first annual grant of restricted stock units was pro-rated for the period between the Closing of the Business Combination and the date of our first general annual stockholder meeting and will vest on the date of our first general annual stockholder meeting.

In addition, each of Ivan G. Seidenberg, Jorma Ollila and Jane C. Sherburne, received payments in the amount of $75,000 in connection with their consultant services in 2021 provided prior to the completion of the Business Combination.

Director Compensation Table for 2021

The total 2021 compensation of our non-employee directors is shown in the following table. We do not separately compensate our affiliated directors for their service on our board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Daniel G. Cohen	45,000	126,708	0	171,708
Ivan G. Seidenberg	43,833	126,708	75,000	245,541
Jane C. Sherburne	54,222	126,708	75,000	255,930
Jorma Ollila	54,222	126,708	75,000	255,930

(1)	Amounts shown in this column reflect the cash annual base retainer fees and committee fees earned for 2021.
(2)

Amounts shown in this column represent the grant date fair value, calculated in accordance with FASB ASC Topic 718, of the time-based restricted stock units granted to our non-employee directors. For a summary of the assumptions used in the valuation of these awards, please see the Note “Equity-Based Compensation” to our consolidated financial statements included in this prospectus. As of December 31, 2021, each of our non-employee directors held 9,070 outstanding restricted stock units.

(3)

Amounts shown in this column reflect $75,000 paid in connection with consultant services provided by Ivan G. Seidenberg, Jorma Ollila and Jane C. Sherburne in 2021 prior to the Closing of the Business Combination.

Under the section entitled “Certain Relationships and Related Persons Transactions,” the following excerpts from the Registration Statement are added under the heading “PWP Related Party Transactions” beginning on page 181:

UK ACU Reimbursement Agreement

In September 2021, Perella Weinberg UK Limited, Professional Partners and certain partners (including one partner who serves as a Company director and co-president) entered into a reimbursement agreement, pursuant to which such partners directed Professional Partners to pay distributions related to their ACUs first to a subsidiary of the Company, so that the subsidiary can make employment income tax payments on such distributions to the appropriate non-US authorities and then pay the balance to such parties.

Sublease Agreement

In connection with the PWP Separation, PWP subleases a portion of its office space at its New York location to PWP Capital. In December 2021, PWP executed a sublease amendment to extend the sublease term for 19 months to August 31, 2023 and to reduce the size of the subleased premises. In accordance with the sublease, as amended, PWP Capital will pay to PWP a base rent of $38,440 per month and other lease related charges. The sublease, as amended, does not include a renewal option and PWP has the right to terminate the sublease for any reason after giving 90 days prior written notice.

Under the section entitled “Certain Relationships and Related Persons Transactions,” the paragraph under the heading “Employee Compensation Paid to Directors” on page 185 of the Prospectus is replaced by the following excerpt from the Registration Statement:

Messrs. Perella and Steel, two of PWP’s employee directors who are not executive officers, received compensation in respect of their service as Working Partners in 2021 in amounts equal to $510,500 and $5,888,867, respectively. These amounts reflect their 2021 compensation that was determinable as of the date of this prospectus.